As filed with the Securities and Exchange Commission on October 30, 1998

                                  FORM N-18f-1
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 811-08877
                                ICA No. 333-59083


                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


                                THE RAMIREZ TRUST
                            Exact Name of Registrant

                                   61 Broadway
                               New York, NY 10006
                     (Address of Principal Executive Office)

                                 (877) RAM-6868
                        (Area Code and Telephone Number)

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                            NOTIFICATION OF ELECTION


        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (the "Commission") that it elects to commit itself to pay in cash all redemptions by a shareholder of record of the funds listed on the attached Schedule A as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                    SIGNATURE


        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 15th day of September, 1998.



                             Signature: The Ramirez Trust

                                    By:/s/Alexander Vermitsky
                                       -------------------------------------
                                       Alexander Vermitsky, Jr., Secretary


Attest:    /s/Wayne Wong
           --------------------------------
                   Wayne Wong
                   Chief Investment Officer

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                                   SCHEDULE A

                               TO THE FORM N-18F-1
                                       OF
                                THE RAMIREZ TRUST


                  Name of Funds
                  -------------

1.    Ramirez Cash Management Money Market Fund

2.    Ramirez New York Tax-Free Money Market Fund

3.    Ramirez U.S. Treasury Money Market Fund